# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lightspeed Commerce Inc., CIK 0001823306
CUSIP: 53229C107
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 700 SAINT-ANTOINE STREET EAST, SUITE 300, MONTREAL, Canada (Federal Level) (Z4), H2Y 1A6
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001922318

## Reporting persons
- Pale Fire Capital SICAV a.s.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 6,654,851; sole dispositive power 0; shared dispositive power 6,654,851; aggregate amount beneficially owned 6,654,851 (5.1% of the class)
- Pale Fire Capital investicni spolecnost a.s.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 6,654,851; sole dispositive power 0; shared dispositive power 6,654,851; aggregate amount beneficially owned 6,654,851 (5.1% of the class)
- PALE FIRE CAPITAL SE: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 6,654,851; sole dispositive power 0; shared dispositive power 6,654,851; aggregate amount beneficially owned 6,654,851 (5.1% of the class)
- Senkypl Dusan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 6,654,851; sole dispositive power 0; shared dispositive power 6,654,851; aggregate amount beneficially owned 6,654,851 (5.1% of the class)
- Barta Jan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 6,654,851; sole dispositive power 0; shared dispositive power 6,654,851; aggregate amount beneficially owned 6,654,851 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Lightspeed Commerce Inc.
Address of issuer's principal executive offices: 700 SAINT-ANTOINE STREET EAST, SUITE 300, MONTREAL, CANADA (FEDERAL LEVEL) H2Y 1A6

## Item 2. Person Filing
Name of person filing:
This statement is filed by Pale Fire Capital SICAV a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC SICAV"), Pale Fire Capital investicni spolecnost a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC IS"), Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic ("Pale Fire Capital"), Dusan Senkypl and Jan Barta. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

PFC IS is the investment manager of PFC SICAV and may be deemed to beneficially own the Subordinate Voting Shares of the Issuer (the "Shares") owned directly by PFC SICAV. Pale Fire Capital is the controlling person and sole shareholder of each of PFC SICAV and PFC IS and may be deemed to beneficially own the Shares owned directly by PFC SICAV. Mr. Senkypl is a control person and Chairman of the board of Pale Fire Capital and may be deemed to beneficially own the Shares owned directly by PFC SICAV. Mr. Barta is a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS and may be deemed to beneficially own the Shares owned directly by PFC SICAV.
Address of principal business office or, if none, residence: The address of the principal office of each of PFC SICAV, PFC IS, and Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.
Citizenship: Each of PFC SICAV, PFC IS and Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on the date hereof:

(i) PFC SICAV directly owned 6,654,851 Shares;

(ii) PFC IS, as the investment manager of PFC SICAV, may be deemed the beneficial owner of the 6,654,851 Shares directly owned by PFC SICAV;

(iii) Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed the beneficial owner of the 6,654,851 Shares directly owned by PFC SICAV;

(iv) Mr. Senkypl, as a control person of Pale Fire Capital and Chairman of its board, may be deemed the beneficial owner of the 6,654,851 Shares directly owned by PFC SICAV; and

(v) Mr. Barta, as a control person of Pale Fire Capital and Chairman of its supervisory board and Chief Investment Officer of PFC IS, may be deemed the beneficial owner of the 6,654,851 Shares directly owned by PFC SICAV.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 129,299,592 Shares outstanding as of July 28, 2026, which is the total number of Shares outstanding as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 30, 2026.

As of the close of business on the date hereof, (i) PFC SICAV beneficially owned approximately 5.1% of the outstanding Shares and (ii) each of PFC IS, Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to beneficially own approximately 5.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement, dated October 1, 2026.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (10/01/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (10/01/2026)
- PALE FIRE CAPITAL SE: /s/ Jan Barta, Jan Barta, Chairman of the Supervisory Board (10/01/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (10/01/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (10/01/2026)